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MICHELLE WONG michelle.wong@dechert.com +1 415 262 4544 Direct +1 415 262 4555 Fax

July 24, 2019

VIA EDGAR CORRESPONDENCE

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 756 to the Registration Statement on Form N-1A

Dear Mr. Williamson:

This letter responds to comments you provided to Christopher Dailey of Dechert LLP and me during a telephonic discussion on July 9, 2019 with respect to your review of Post-Effective Amendment No. 756 (“PEA No. 756”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission on May 24, 2019. PEA No. 756 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of receiving the Securities and Exchange Commission’s review of disclosure related to the use of short sales as part of the Goldman Sachs Bond Fund, Goldman Sachs Core Fixed Income Fund and Goldman Sachs U.S. Mortgages Fund’s (each, a “Fund”) principal investment strategy. We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.

Comment: Please respond to the comments in writing and file the responses as correspondence on EDGAR. If a comment asks for revised disclosure or if revisions are contemplated by the Registrant’s response, please provide draft disclosure with your letter. Please allow the SEC staff sufficient time to review the response prior to the 485(b) filing.

Response: We acknowledge the comments and have addressed them accordingly.

Prospectuses

2.

Comment: Please supplementally confirm that the Investment Adviser is not entitled to recoup any expenses reimbursed pursuant to the expense limitation arrangements described in certain footnotes to the Funds’ “Annual Fund Operating Expenses” tables.

July 24, 2019 Page 2

Response: The Registrant hereby confirms that, with respect to the fee waiver and expense limitation arrangements described in certain footnotes to the Funds’ “Annual Fund Operating Expenses” tables, the Investment Adviser is not entitled to recoupment of any waived fees, or reimbursed expenses, from prior fiscal years.

3.

Comment: The High Yield Fund’s “Summary – Principal Strategy” section provides that the Fund’s target duration range “is expected to approximate that of the Bloomberg Barclays U.S. High-Yield 2% Issuer Capped Bond Index, plus or minus 2.5 years.” Please clarify whether the “plus or minus 2.5 years” fluctuation is an active part of the Investment Adviser’s strategy, or simply the result of market movement.

Response: The Registrant has added the following disclosure to the High Yield Fund’s “Summary – Principal Strategy” section in response to this comment:

The Fund’s target duration range under normal interest rate conditions is expected to approximate that of the Bloomberg Barclays U.S. High-Yield 2% Issuer Capped Bond Index, plus or minus 2.5 years, depending on the Fund’s risk-adjusted positioning, and over the last five years ended June 30, 2019 the duration of this Index has ranged between 2.71 and 4.36 years.

4.

Comment: Given the floating rate nature of the High Yield Floating Rate Fund’s investments, please consider the need for additional summary risk disclosure relating to potential issues arising from the anticipated phase-out of LIBOR as a reference rate for such investments in 2021.

Response: The Registrant has added the following disclosure to the High Yield Floating Rate Fund’s “Summary – Principal Risks of the Funds” section under “Floating and Variable Rate Obligations Risk” in response to this comment:

In 2017, the United Kingdom’s Financial Conduct Authority (“FCA”) warned that LIBOR may cease to be available or appropriate for use by 2021. The unavailability or replacement of LIBOR may affect the value, liquidity or return on certain Fund investments and may result in costs incurred in connection with closing out positions and entering into new trades. Any pricing adjustments to a Fund’s investments resulting from a substitute reference rate may also adversely affect the Fund’s performance and/or NAV.

July 24, 2019 Page 3

5.

Comment: If material, please revise the U.S. Mortgages Fund’s Item 4 and Item 9 “Principal Strategy” sections to discuss how the Investment Adviser will use short sales as part of the Fund’s strategy. The revised disclosure might include, for example, how the Investment Adviser determines a short position is appropriate (i.e., discuss what factors are considered or whether the decision is based on a macro or security-specific view). Also, given the proposed short selling activities, please confirm that the fee table presentation remains appropriate and that no separate presentation of short selling-related expenses is necessary.

Response: The Registrant has added the following disclosure to the U.S. Mortgage’s Fund’s “Summary – Principal Strategy” section in response to this comment:

The Fund may utilize short positions to implement macro views on securities valuations, long term views on relative value or short term views on security mispricings, as well as any other views the Investment Adviser deems appropriate. For example, the Fund may buy a TBA Mortgage-Backed Security that the Investment Adviser expects to outperform or that it believes to be undervalued, and may also sell short a TBA Mortgage-Backed Security that it believes will underperform.

The U.S. Mortgages Fund’s short selling activities will primarily consist of short sales of TBA Mortgage-Backed Securities and will generally not involve the borrowing of any securities. The Investment Adviser hereby confirms that the Fund is not expected to incur significant fees and expenses as a result of the Fund’s short selling activities and that no separate presentation of short selling-related expenses is necessary in the Fund’s fee table.

Statement of Additional Information

6.

Comment: We note the SAI includes disclosure that the Trust’s credit facility was decreased effective April 30, 2019. Please briefly explain supplementally the underlying reasons for the credit facility decrease.

Response: The sizing methodology for the Trust’s credit facility is based on several factors, including the size of each series and each series’ probability of drawing upon the credit facility, among other factors. The size of the 2019 credit facility was based on the results of the sizing methodology and was reviewed and approved by the Trust’s Board of Trustees. The Investment Adviser reserves the right to modify the sizing methodology in its discretion and in consultation with the Board of Trustees.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (415) 262-4544 if you wish to discuss this correspondence further.

Sincerely,

/s/Michelle Wong

Michelle Wong

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP